April 5, 2007

Mail Stop 4561

Mr. Michael H. Head
President, Chief Executive Officer, and Director
First Bancorp of Indiana, Inc.
5001 Davis Lant Drive
Evansville, Indiana 47715

Re: First Bancorp of Indiana, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2006
Filed September 28, 2006
Forms 10-QSB for Fiscal Quarters Ended
September 30, 2006 and December 31, 2006
File Number: 000-29814

Dear Mr. Head:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief